UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
2SEVENTY BIO, INC.
(Name of Subject Company (Issuer))
DAYBREAK MERGER SUB INC.
(Offeror)
A Wholly Owned Subsidiary of
BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
901384107
(CUSIP Number of Class of Securities)
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, NJ 08543
(609) 252-4621
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Catherine J. Dargan, Esq.
Kerry S. Burke, Esq.
Andrew Fischer, Esq.
Kyle Rabe, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001-4956
+1 (202) 662-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: E
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Daybreak Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of 2seventy bio, Inc., a Delaware corporation, for $5.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 14, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
Item 10. Financial Statements.
Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of April 14, 2025.
(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Form of Notice of Guaranteed Delivery.
(a)(1)(vi)*	Summary Advertisement, as published in The New York Times on April 14, 2025.
(a)(5)(i)
Press Release issued by 2seventy bio, Inc. dated March 10, 2025 (incorporated by reference to Exhibit 99.1 of the 2seventy bio, Inc. Current Report on Form 8-K (File No. 001-40791) filed with the Securities and Exchange Commission on March 11, 2025).

(a)(5)(ii)
Email to 2seventy bio, Inc. employees first sent on March 10, 2025 (incorporated by reference to Exhibit 99.1 of the 2seventy bio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on March 11, 2025).

(a)(5)(iii)
Social Media Posts issued by 2seventy bio, Inc., first used on March 10, 2025 (incorporated by reference to Exhibit 99.2 of the 2seventy bio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on March 11, 2025).

(a)(5)(iv)
Email to 2seventy bio, Inc. employees first sent on March 13, 2025 (incorporated by reference to Exhibit 99.1 of the Bristol-Myers Squibb Company Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on March 13, 2025).

(a)(5)(v)
Social Media Posts issued by 2seventy bio, Inc., first used on March 14, 2025 (incorporated by reference to Exhibit 99.1B of the 2seventy bio, Inc. Solicitation/Recommendation Statement on Schedule 14D-9-C filed with the Securities and Exchange Commission on March 14, 2025).

(b)	Not Applicable.
(d)(1)
Agreement and Plan of Merger, dated as of March 10, 2025, by and among 2seventy bio, Inc., Bristol-Myers Squibb Company and Daybreak Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of the 2seventy bio, Inc. Current Report on Form 8-K (File No. 001-40791) filed with the Securities and Exchange Commission on March 11, 2025).

(d)(2)*	Form of Tender and Support Agreement, by and among Bristol-Myers Squibb Company and certain stockholders of 2seventy bio, Inc., dated March 10, 2025.
(d)(3)
Amended and Restated License Agreement by and between bluebird bio, Inc. and Celgene Corporation, dated February 16, 2016 (incorporated by reference to Exhibit 10.14 to Form 10 filed by 2seventy with the SEC on October 8, 2021).

Exhibit No.	Description
(d)(4)
Second Amended and Restated License Agreement by and between bluebird bio, Inc. and Celgene Corporation and Celgene European Investment Company LLC, dated May 8, 2020 (incorporated by reference to Exhibit 10.15 to Form 10 filed by 2seventy with the SEC on October 8, 2021).

(d)(5)
Second Amendment to Amended and Restated Co-Development, Co-Promote and Profit Share Agreement, between 2seventy bio, Inc., Celgene Corporation and Celgene Investment Company LLC, dated June 23, 2023 (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed by 2seventy with the SEC on August 14, 2023).

(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 14, 2025

DAYBREAK MERGER SUB INC.

By:	/s/ Sandra Ramos-Alves
Name:	Sandra Ramos-Alves
Title:	Vice President and Treasurer

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Amy Fallone
Name:	Amy Fallone
Title:	Corporate Secretary

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